

November 3, 2021

Eduardo Maranhao
Principal Financial Officer
GOLAR LNG LTD
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road, Hamilton
HM 11 Bermuda

> **Re: GOLAR LNG LTD**
> **Form 20-F for the Fiscal Year ended December 31, 2020**
> **Filed April 22, 2021**
> **Response Letter dated September 17, 2021**
> **File No. 000-50113**

Dear Mr. Maranhao:

We have reviewed your September 17, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2021 letter.

Form 20-F for the Fiscal Year ended December 31, 2020

Operating and Financial Review and Prospects
Operating Results, page 60

1. We note that you have proposed disclosure revisions in response to prior comment one that include reconciliations between consolidated net loss and Adjusted EBITDA, although your proposed revisions utilize both GAAP and non-GAAP labels for the same segment performance measures; remove the Adjusted EBITDA totals from your tabulation of segment results without explanation, and do not include a discussion of the reconciling items or consolidated results of operations.

Please further expand your disclosures to address the economic activity that is reflected in the consolidated measure of net profit/(loss), particularly where such activity is not covered by the discussion of segment activity. This should be provided for the consolidated entity, in advance of your discussion of operating results for the segments. The totals in the segment tabulations may be retained to correspond with your disclosures on page F-34, and you may reposition the table of Other Operating Results on page 64 to accompany and facilitate your discussion of the consolidated results of operations.

The non-GAAP reconciliations proposed in Appendix 1 should be further revised to either eliminate the measures of profit/(loss) by segment, since this is a GAAP label and the allocations necessary to compute the corresponding GAAP measures have not been made to the segments (i.e. in which case, the reconciliations should be retained for the consolidated measures only), or to include the allocations necessary to yield GAAP measures of profit/(loss) for the reportable operating segments.

Financial Statements
Note 6 - Segment Information, page F-33

2. We note that you have proposed disclosure revisions in response to prior comment three that include reconciliations of the segment performance measures to consolidated profit or loss before income taxes, although your proposed revisions utilize both GAAP and non-GAAP labels for the same segment performance measures.

The segment disclosures proposed in Appendix 2 should be further revised to either eliminate the measures of profit/(loss) by segment since this is a GAAP label and the allocations necessary to compute the corresponding GAAP measures have not been made to the segments (i.e. the reconciliations would be limited to the consolidated measures of Adjusted EBITDA, as cross tabulated from the segment details), or to include the allocations necessary to yield GAAP measures of profit/(loss) for the segments.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation